Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Receives Provincial Environmental Assessment Approval
for the Wheeler River Project

Toronto, ON – August 5, 2025. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) is pleased to announce that it has received Ministerial approval under The Environmental Assessment Act (Saskatchewan) to proceed with the development of the In-Situ Recovery (“ISR”) uranium mine planned for the Wheeler River Project (the “Project”).

As part of Denison’s strategy to effectively harmonize the Federal and Provincial Environmental Assessment (the “EA”) for the Project, the Provincial EA was submitted for final approval in late 2024 after Denison successfully completed multiple key milestones in the Federal regulatory process, including completion of the Canadian Nuclear Safety Commission’s (“CNSC”) rigorous technical review phase, and acceptance by the CNSC of the Company's final Environmental Impact Statement (“EIS”) for the Project. As a result of this approach, the Federal and Provincial EAs for the Project are substantially the same and no subsequent revisions for conformance are expected to be required.

“Saskatchewan is the world’s second-largest uranium producer, and remains a destination of choice for mining investment due to our abundant natural resources and strong regulatory environment,” Saskatchewan Premier Scott Moe said. “The province continues to be a national leader in safe and sustainable mining practices, well positioning Canada as an emerging energy superpower. As demand for these resources increase, we are pleased to see this project move ahead, further enhancing Saskatchewan’s world class energy sector, while bringing new jobs and opportunities to northern communities.”

“I would like to congratulate Denison Mines on this significant project milestone with their Wheeler River Project”, commented the Honourable Travis Keisig, Saskatchewan Minister of Environment. “We look forward to working with Denison as this project progresses and are excited that they have chosen Saskatchewan as a place to do business.”

David Cates, President and CEO of Denison, commented, “We thank the Province of Saskatchewan for entrusting Denison to proceed with the development of the Project, which is expected to set a superior standard of sustainability as the first ISR uranium mine in Canada. We applaud the work of the Provincial Government to uphold the province’s rigorous environmental regulations, while simultaneously recognizing the important role that the natural resources sector can play in driving societal wellbeing. The Province of Saskatchewan is truly a leading jurisdiction for sustainable natural resource investments.

I’d also like to applaud our own environmental, regulatory, sustainability and technical teams for working closely with the Saskatchewan Ministry of the Environment, Indigenous nations, local communities, and other interested parties during the EA process. Importantly, completion of the provincial EA represents one of the final regulatory milestones necessary for Denison to commence construction of the Phoenix ISR mine, which is on track to become Canada’s next new large-scale uranium mine.”

With the Provincial EA approved, the remaining regulatory requirements to commence construction of the ISR mine planned for the Phoenix deposit include receipt of the Provincial Pollutant Control Facility Permit, as well as the Federal approval of the EA and receipt of the Federal License to Prepare the Site & Construct. Both outstanding Federal approvals are the subject of the CNSC public hearings for the Project scheduled in October and December 2025.

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (90% and operator) and JCU (Canada) Exploration Company Limited (“JCU”, 10%). In August 2023, Denison filed a technical report summarizing the results of (i) the feasibility study completed for ISR mining of the high-grade Phoenix uranium deposit and (ii) a cost update to the 2018 Pre-Feasibility Study for conventional underground mining of the basement-hosted Gryphon uranium deposit. More information on the studies is available in the technical report titled “NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada” dated August 8, 2023, with an effective date of June 23, 2023, a copy of which is available on Denison's website and under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Based on the respective studies, both deposits have the potential to be competitive with the lowest-cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and are nearing completion with approval of the project’s EA received from the Province of Saskatchewan and CNSC hearing dates set in the fall of 2025 for Federal approval of the EA and project construction license.

About Denison

Denison is a uranium mining, exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to Denison’s effective 95% interest in its flagship Wheeler River Project, Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (“MLJV”), which includes unmined uranium deposits (with mining at the McClean North deposit via the MLJV's SABRE mining method having commenced in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture’s Midwest Main and Midwest A deposits, and a 70.55% interest in the Tthe Heldeth Túé (“THT”) and Huskie deposits on the Waterbury Lake Property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%), and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates     (416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith     (416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on X (formerly Twitter) @DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes ‘forward-looking information’ within the meaning of the applicable United States and Canadian legislation, concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘potential’, ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will’ ‘be taken’, ‘occur’ or ‘be achieved’.

In particular, this press release contains forward-looking information pertaining to the following: expectations with respect to the EA process, including the filing of the final EIS and the results and objectives thereof; expectations regarding regulatory reviews and processes, including hearings with the CNSC Commission; and expectations regarding its joint venture ownership interests, including plans for mining and the use of SABRE by the MLVJ, and the continuity of its agreements with its partners and third parties.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 28, 2025 under the heading ‘Risk Factors’ or in subsequent quarterly financial reports. These factors are not, and should not be construed as being, exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.